Filed by Taboola.com Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 1 Ltd.

Commission File No. 001-39581

Date: January 25, 2021

Dear Taboola Community,

As you may be aware, Taboola has been considering various fundraising options. Following extensive discussions and thoughtful consideration of these various options, we are announcing today that we are going public via a SPAC and will be listed on NYSE as “TBLA”.

We will be combining with a publicly-traded special purpose acquisition company (commonly referred to as a SPAC) called ION Acquisition Corp 1 Ltd. (NYSE: IACA)

We will be raising $545M (assuming no redemptions) at a $2.6B valuation. This total is comprised of up to $259M that ION had raised from its existing investors (which capital has been maintained in a dedicated trust account since ION’s initial public offering), and a $285M PIPE where some of the most incredible financial investors have chosen to join our journey including Fidelity, BlackRock, Federated, Hedosophia and others. This is being structured as a reverse merger in which existing Taboola shareholders will own the majority of the go-forward company at closing. We are targeting to finalize the combination in Q2 2021, following approval by ION’s shareholders of the transaction and any regulatory and customary closing conditions. At that time, Taboola will become a publicly traded company, which we expect to be listed on NYSE under the ticker symbol TBLA.

We considered varying options in terms of how to best maximize shareholder value with respect to Taboola. After considering the alternatives, we chose to pursue a SPAC process because it gave us an opportunity to choose a partner we trust, and we’re thrilled to work with ION and Gilad, who will join our board. Together, we can bolster our chances to execute in the public market. Going public via a SPAC is also considered to be a faster process which we valued.

The opportunity before us represents a leveling-up in all respects. As this is an expedited process to going public, we are hard at work preparing quickly for this new chapter. Becoming a public company requires us to be mindful of our new status and aware of the risks associated with it. With increased visibility comes increased scrutiny.

We are asking everyone in the Taboola family to exercise a greater degree of discretion and higher standard of confidentiality. You must not talk to press or share any information provided to you externally, even with your friends and family. Not even spouses. If you have friends who work at Taboola, please do not ask them questions beyond what is presented in this email as you may put yourself and them at risk. If anyone reached out to you with any questions, please forward any communication to investors@taboola.com. This is not an arbitrary ask — it is a legal mandate that we are obligated to follow during this process.

We appreciate that there will be a lot of questions. Over the coming weeks, the legal, finance, and management teams at Taboola will be laser-focused on filing the proxy statement, conducting the investor roadshow, and preparing for the commencement of trading for TBLA. This will be a very intense period for all of us. Should you have any questions, please send your inquiries to investors@taboola.com.

Thank you for your support and for having faith in us for all these years. To our Investors: thank you to those who believed in us predominantly because of the tenacity of our team. To Taboolars, past and present: your hard work, dedication and belief in our mission has brought us here. Thank you for showing up, pushing to always do better and bringing your energy to our company. We are excited for what’s ahead.

Part of me feels like this is a dream, but what it really is, is a dream come true. Taboola has this amazing ability to redefine our dreams, dream big and make them happen... I wrote about all of this here on our blog in case you want to read more.

Kind regards,

— adam

Founder & CEO Taboola

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to stockholders of ION. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the joint proxy statement can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Caution About Forward-Looking Statements

This communication includes forward-looking statements, including projections about Taboola’s 2020 performance, its expected cash and cash equivalents at the closing of the transaction, planned 2021 investments,, its growth strategy and market opportunities and the timing of the pending transaction. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola or ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus relating to its initial public offering dated October 1, 2020 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by ION. In particular, the projections for 2020 are subject to material adjustment as Taboola completes its closing procedures and its auditors audit its 2020 results.